EXHIBIT 1

Material Change Report, dated January 21, 2005

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

Suncor Energy Inc. (“Suncor Energy”)

Drawer 38, 112 Fourth Ave. S.W.

Calgary, Alberta

T2P 2V5

2.                                      Date of Material Change:

January 20, 2005

3.                                      Press Release:

A press release dated January 20, 2005 was issued relating to a preliminary assessment of damage and indicating production at Suncor’s oil sands facility should return to full rates some time during the third quarter, 2005, following the occurrence of a fire at Suncor’s oil sands facility (the “Press Release”).  The press release was disseminated through the facilities of a recognized news service and would have been received by the securities commissions in the jurisdictions in which Suncor is a reporting issuer, and by the stock exchanges on which Suncor’s securities are listed and posted for trading, in the normal course of such dissemination.

4.                                      Summary of Material Change:

As announced in the press release of January 20, 2005, a recovery plan is under way, although it is preliminary and is subject to change, pending further inspection of damaged equipment as the repairs progress.

During the repair period, oil sands production is expected to average about 110,000 barrels per day (approximately half of the plant’s normal capacity), plus bitumen production from in-situ operations.  Suncor’s capital spending plans for 2005, including work to increase oil sands production capacity to 260,000 barrels per day by year end, have not changed.  As a result of the property loss and business interruption insurance policies which Suncor carries, the financial impact to Suncor is expected to be substantially mitigated until full production is resumed.

5.                                      Full Description of Material Change:

Please see the attached Schedule “A”.

Suncor Energy carries insurance policies with a combined coverage limit of up to US $ 1.15 billion, net of deductible amounts.  The policies stipulate a property loss deductible of US $10 million per incident, and a business interruption loss deductible per incident, based on the greater of US $50 million or 30 days of gross earnings lost (as defined in the respective insurance policies) from the date of incident for the first US $ 200 million of coverage, and 90 days of gross earnings lost from the date of incident for the balance of the coverage.  Insurers have been notified as required under the policies.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

N/A

7.                                      Omitted Information:

No information has been omitted.

8.                                      Executive Officer:

J. Kenneth Alley, Chief Financial Officer of Suncor, may be reached at 403-269-8100.

9.                                      Date of Report:

January 21, 2005, at the City of Calgary, Alberta.

“J. Kenneth Alley”

J. Kenneth Alley
Chief Financial Officer
Suncor Energy Inc.

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SCHEDULE “A” TO

MATERIAL CHANGE REPORT

OF SUNCOR ENERGY INC.

DATED JANUARY 20, 2005

FOR IMMEDIATE RELEASE

Suncor expects to return oil sands facility to full production during third quarter

Calgary, Alberta (January 20, 2005) – Suncor Energy Inc. says preliminary assessment of the damage caused by an early January fire indicates production at its oil sands facility should return to full rates sometime during the third quarter.

“The recovery plan is focused on investigating the cause of the fire, completing a damage assessment, completing repairs, and working to mitigate the impact of the outage to Suncor and its customers,” said Rick George, president and chief executive officer. “Our employees have the experience and expertise to get the work done safely and thoroughly and I know they’ll do their best to return to full production sooner, if possible.”

The timeline for recovery work is preliminary and subject to change. Further inspection of the damaged equipment will occur as the repairs progress. Any new information could modify the timetable for returning to full production.

During the repair period, oil sands production is expected to average about 110,000 barrels per day (approximately half of the plant’s normal capacity) plus bitumen production from in-situ operations.

To mitigate the impact of reduced production during the recovery period, Suncor will bring forward as many maintenance projects as possible, including all, or significant portions of, a maintenance shutdown previously planned for the fall.

Suncor’s capital spending plans for 2005, including work to increase oil sands production capacity to 260,000 barrels per day by year end, have not changed.

“Despite this near-term setback, Suncor’s longer term growth strategy remains very much intact and we expect to make major strides this year,” said George.

The cause of the fire is still not known and damage estimates are not yet available. The fire, which occurred Tuesday, January 4, was located in one of the company’s two oil sands upgraders. Damage appears to be primarily limited to a coker fractionator and supporting equipment such as structural steel, piping, electrical supply and heat tracing.

Suncor carries property loss and business interruption insurance policies with a combined coverage limit of up to US$1.15 billion. As a result, the financial impact to Suncor is expected to be substantially mitigated until full production is resumed. The property loss deductible is US$10 million. The deductible for the business interruption policy is subject to a 30-day waiting period on the first US$200 million worth of coverage and a 90 day waiting period on the remaining coverage.

Suncor will provide updates on the recovery effort as the maintenance work proceeds.

This news release contains forward-looking statements, identified by words such as “indicates”, “expected”, “should”, “goal”, “estimates”, “plans”, “strategy”, “believes” and similar words that are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of factors referred to in this news release and due to changes to Suncor’s plans and the impact of other events, risks and uncertainties. For a discussion of these factors, refer to Suncor’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout Western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. U.S.A. downstream assets include refining operations in Colorado and retail sales in the Denver area under the Phillips 66 brand. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.

Media inquiries:
Brad Bellows (403) 269-8717

Investor inquiries:
John Rogers (403) 269-8670

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